# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: PepGen Inc., CIK 0001835597
CUSIP: 713317105
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 321 Harrison Avenue, 8th Floor, BOSTON, Massachusetts (MA), 02118
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001214659-24-006425
Filed by CIK 0001856079

## Reporting persons
- Oxford Science Enterprises plc: type of reporting person: corporation (CO); citizenship or place of organization: United Kingdom (X0); sole voting power 4,955,388; shared voting power 0; sole dispositive power 4,955,388; shared dispositive power 0; aggregate amount beneficially owned 4,955,388 (7.2% of the class)
  Comment: Row 11 is based on the quotient obtained by dividing (a) the aggregate number of Common Stock beneficially owned by Oxford Science Enterprises plc by (b) the 68,737,224 total shares of Common Stock outstanding as of September 26, 2025, as disclosed by the Issuer in its prospectus supplement dated September 24, 2025, and filed with the SEC on September 25, 2025.

## Item 1. Issuer
Name of issuer: PepGen Inc.
Address of issuer's principal executive offices: 321 Harrison Avenue, 8th Floor, BOSTON, MASSACHUSETTS, 02118

## Item 2. Person Filing
Name of person filing: Oxford Science Enterprises plc (the "Reporting Person")
Address of principal business office or, if none, residence: 46 Woodstock Road, Oxford OX2 6HT, United Kingdom
Citizenship: England, United Kingdom

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 4,955,388
Percent of class: 7.21%
Sole power to vote or to direct the vote: 4,955,388
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 4,955,388
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Oxford Science Enterprises plc: /s/ Jim Wilkinson, Chief Financial Officer (10/01/2025)